                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                        NATIONAL VISION ASSOCIATES, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    638459107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Michael J. Kaplan, Esq.
                       WisdomTree Capital Management, Inc.
        1633 Broadway, 38th Floor, New York, New York 10019 (212)843-2782
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 21, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



  CUSIP No.  638459107

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WisdomTree Capital Management, Inc.             I.D. #13-3729429

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                  (b) [ X ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS *
               AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                       7        SOLE VOTING POWER
                                0 shares of Common Stock
         NUMBER OF
           SHARES      8        SHARED VOTING POWER
        BENEFICIALLY            1,452,570 shares of Common Stock
          OWNED BY
            EACH       9        SOLE DISPOSITIVE POWER
         REPORTING              0 shares of Common Stock
        PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                1,452,570 shares of Common Stock

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               1,452,570 shares of Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *   [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.0%

     14   TYPE OF REPORTING PERSON *
               CO

                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 8 pages

                                  SCHEDULE 13D

CUSIP No.  638459107


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Associates, L.P.                    I.D. #13-3729430

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            1,283,745 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                1,283,745 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 1,283,745 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       6.2 %

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 8 pages

                                  SCHEDULE 13D

CUSIP No.  638459107


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Offshore LTD.                        I.D.

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            168,825 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                168,825 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               168,825 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0.8%

     14        TYPE OF REPORTING PERSON *
                        OO


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 8 pages

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D, dated April 25, 1997, relates to the common stock, par value of $.01 per share (the "Common Stock") of National Vision Associates, Ltd.., a corporation organized under the laws of the State of Georgia (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This filing is Amendment #3, relating to the original filing on Schedule 13D, filed December 24, 1996 and Amendment #1, dated January 31, 1997, and Amendment #2 dated February 21, 1997 made by WisdomTree Associates, L.P. ("WTAssociates"), WisdomTree Offshore, Ltd. ("WTOffshore"), and WisdomTree Capital Management, Inc. ("WTInc"), shall be deemed to restate the filing in its entirety. The address of the principal executive office of the Company is 296 Graystone Highway, Lawrenceville, Georgia 30245. As reported in its Form 10-K for the fiscal year ended December 31, 1996, as of February 3, 1997, the Company had 20,651,359 shares of Common Stock outstanding.



Item 3.           Source and Amount of Funds or Other Consideration.

                  As of the close of business on April 24, 1997, WTAssociates owned 1,283,745 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $5,682,405.76. The source of funds for acquisition of such Common Stock was available investment capital of
WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                  As of the close of business on April 24, 1997, WTOffshore owned 168,825 shares of Common stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $742,209.95. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.


Item 5.           Interest in Securities of the Issuer.

(a) As of the close of business on April 24, 1997, WTAssociates was the record owner and had direct beneficial ownership of 1,283,745 shares, or approximately 6.2% of the outstanding Common Stock.

                  As of the close of business on April 24, 1997, WTOffshore was the record owner and had direct beneficial ownership of 168,825 shares, or approximately 0.8% of the outstanding Common Stock.

                  As the General Partner of WTAssociates and the Investment Manager of WTOffshore, WTInc may be deemed to have direct beneficial ownership of the 1,452,570 shares, or approximately 7.0% of the outstanding Common Stock owned of record by WTAssociates and WTOffshore.

                                Page 5 of 8 pages

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described therein, be deemed to have indirect beneficial ownership of the Common Stock owned of record by WTAssociates and/or WTOffshore; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs.  Steinberg,  Schmidt, and Rosenblum  may,  by
virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 1,283,745 shares of Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters..

                  The power to vote or direct the vote and the power to dispose or direct the disposition of the 168,825 shares of Common Stock as to which WTOffshore is the record owner is shared between WTInc. and WTOffshore, although WTInc, as Investment Manager of WTOffshore, is generally vested with sole control of such matters..

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the 1,452,570 shares of Common stock as to which WTAssociates and WTOffshore are the aggregate record owners.

(c) Information concerning transactions in Common Stock effected by the Reporting Entities is set forth in Schedule A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Schedule A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

(d)               Not applicable.

(e)               Not applicable.

                                Page 6 of 8 pages

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       Transactions in Common Stock



                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   April 25, 1997            WISDOMTREE ASSOCIATES, L.P.

                                   By:      WisdomTree Capital Management, Inc.
                                            General Partner


                                   By:      /s/: Scot Rosenblum
                                            --------------------------------
                                            Name:    Scot Rosenblum
                                            Title:   Vice President


Dated:    April 25, 1997           WISDOMTREE OFFSHORE, LTD.


                                   By:      /s/: Scot Rosenblum
                                            --------------------------------
                                            Name:    Scot Rosenblum
                                            Title:   Director

Dated:    April 25, 1997          WISDOMTREE CAPITAL MANAGEMENT, INC.


                                   By:      /s/: Scot Rosenblum
                                            --------------------------------
                                            Name:    Scot Rosenblum
                                            Title:   Vice President




                                Page 7 of 8 pages

                                   EXHIBIT A

WisdomTree Associates, L.P.
Date                Per Share $ Price        # Shares Acquired (Disposed)
02/26/97            4.82                     3,500
02/28/97            5.13                     100,000
02/28/97            5.38                     15,000
02/28/97            5.43                     4,500
03/03/97            5.44                     (4,400)
03/03/97            5.37                     (20,000)
03/03/97            5.60                     400
03/04/97            5.31                     (4,125)
03/06/97            5.39                     10,000
03/07/97            5.37                     (40,000)
03/10/97            5.07                     (70,000)
03/13/97            5.07                     (4,100)
03/14/97            5.13                     (7,000)
03/17/97            5.29                     15,000
03/18/97            5.26                     2,500
03/19/97            5.18                     3,000
03/19/97            5.13                     2,500
03/20/97            5.14                     1,500
03/21/97            5.14                     2,000
03/24/97            5.01                     1,500
03/24/97            5.04                     1,500
03/25/97            4.89                     1,500
03/27/97            4.83                     1,000
03/31/97            4.65                     1,000
04/07/97            4.53                     (17,000)
04/08/97            4.72                     (7,500)
04/14/97            4.53                     (66,500)
04/14/97            4.56                     (10,000)
04/15/97            4.50                     (22,000)
04/16/97            4.62                     (5,000)
04/16/97            4.52                     (2,000)
04/17/97            4.71                     2,200
04/18/97            4.59                     (14,400)
04/18/97            4.56                     (10,000)
04/18/97            4.56                     (10,000)
04/21/97            4.50                     (20,000)
04/21/97            4.62                     (2,500)
04/24/97            4.51                     1,500
04/24/97            4.16                     3,000

WisdomTree Offshore, Ltd.

Date                Per Share $ Price        # Shares Acquired(Disposed)
03/04/97            5.31                     (10,875)
03/05/97            5.39                     25,000
03/25/97            4.92                     (15,700)
04/03/97            4.53                     (12,500)
04/03/97            4.61                     1,000
04/07/97            4.53                     (3,000)
04/08/97            4.71                     (2,500)
04/14/97            4.53                     (13,500)
04/15/97            4.49                     (3,000)
04/18/97            4.59                     (5,600)
04/21/97            4.50                     (5,000)
04/21/97            4.62                     (2,500)



                                Page 8 of 8 pages